Exhibit 99.1

Canaan Inc. Expands Self-Mining Footprint in North America

New mining partnerships to add ~4.7 EH/s

Mining machines to be hosted at facilities in Pennsylvania and Texas

Self-mining energization expected in coming months

Singapore, March 26, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) ("Canaan" or the "Company"), an innovator in crypto mining, today announced that wholly owned subsidiaries of Canaan have signed agreements that expand the Company’s self-mining capabilities at two new partners’ mining facilities in Pennsylvania and Texas.

A three-year master colocation agreement has been entered into with Mawson Hosting LLC, an affiliate of Mawson Infrastructure Group Inc. (NASDAQ: MIGI), for its facility in Midland, Pennsylvania. This expansion in Pennsylvania, together with another recently executed 24-month equipment hosting agreement for a facility in Edna, Texas, is expected to add around 4.7EH/s of North American hashrate to Canaan’s self-mining computing power. The majority of this hashrate is expected to be installed by the second quarter of 2025.

"Our team has been evaluating mining sites across North America for several months, patiently looking for self-mining and partnership opportunities that made sense for our business. We believe that these two new partners have goals that align with Canaan’s and that we can build long-term relationships with them,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “The U.S. has regulatory policies that support our Company’s ambitions, and we believe that we will be able to find additional partnerships and sites that will help us to increase our presence in the U.S. through self-mining activities and provide us with additional opportunities for mining machine sales.”

“We are delighted to announce the partnership between Canaan and Mawson. This agreement aligns with our strategy of optimizing digital infrastructure and compute management capabilities with the latest-generation machines. By combining Canaan's cutting-edge hardware and Mawson’s digital infrastructure innovation, we expect to create long-term value that will benefit both companies as well as the overall ecosystem,” said Rahul Mewawalla, chief executive officer and president of Mawson Infrastructure Group Inc.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, Canaan Inc.'s anticipated financing plans and its intended use of proceeds contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com